POWER OF ATTORNEY

BE IT KNOWN, that Christopher R. Powell, Senior Vice President/Human Resources of Scripps Networks Interactive, Inc. (effective November 1, 2008), does hereby make and appoint Anatolio B. Cruz III, Executive Vice President, Chief Legal Officer & Corporate Secretary of Scripps Networks Interactive, Inc., as his true and lawful attorney for him and in his name, place and stead, giving and granting to said attorney the power and authority to sign and file reports required under Section 16(a) of the Securities and Exchange Act of 1934 with full power of substitution and revocation, hereby ratifying and confirming such act(s) that said attorney shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of October, 2008.


/s/ Christopher R. Powell